Exhibit 99.11

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND ITS SUBSIDIARIES

				in Rs. crore
Consolidated Balance Sheet as at	Schedule	December 31, 2004	December 31, 2003	March 31, 2004
SOURCES OF FUNDS
SHAREHOLDERS’ FUNDS
Share capital	1	134.74	33.23	33.32
Reserves and surplus	2	4,592.39	3,690.87	3,216.26

		4,727.13	3,724.10	3,249.58
MINORITY INTERESTS		—	—	—
PREFERENCE SHARES ISSUED BY SUBSIDIARY	3	93.51	49.00	93.56

		4,820.64	3,773.10	3,343.14

APPLICATIONS OF FUNDS
FIXED ASSETS	4
Original cost		2,187.23	1,499.00	1,633.65
Less: Depreciation and amortization		969.52	749.88	809.84

Net book value		1,217.71	749.12	823.81
Add: Capital work-in-progress		213.44	80.47	208.05

		1,431.15	829.59	1,031.86
INVESTMENTS	5	1,057.02	614.01	945.45
DEFERRED TAX ASSETS	6	42.98	32.85	39.97
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	7	1,038.37	696.96	651.45
Cash and bank balances	8	1,469.82	1,616.99	1,721.51
Loans and advances	9	946.41	823.97	721.05

		3,454.60	3,137.92	3,094.01
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	10	652.73	555.71	580.93
Provisions	11	512.38	285.56	1,187.22

NET CURRENT ASSETS		2,289.49	2,296.65	1,325.86

		4,820.64	3,773.10	3,343.14

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23

The schedules referred to above form an integral part of the consolidated balance sheet.

As per our report attached

for BSR & Co.

(formerly Bharat S Raut & Co.)

Chartered Accountants

Subramanian Suresh Partner Membership No. 83673	N. R. Narayana Murthy Chairman and Chief Mentor	Nandan M. Nilekani Chief Executive Officer, President and Managing Director	S. Gopalakrishnan Chief Operating Officer and Deputy Managing Director	Deepak M. Satwalekar Director

	Marti G. Subrahmanyam Director	Omkar Goswami Director	Rama Bijapurkar Director	Claude Smadja Director

	Sridar A. Iyengar Director	K. Dinesh Director	S. D. Shibulal Director	T. V. Mohandas Pai Director and Chief Financial Officer

Bangalore January 12, 2005	Srinath Batni Director	V. Balakrishnan Company Secretary and Senior Vice President – Finance

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND ITS SUBSIDIARIES

				in Rs. crore, except per share data
Consolidated Profit and Loss Account for the	Schedule	Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
		2004	2003	2004	2003	2004
INCOME
SOFTWARE SERVICES, PRODUCTS AND BUSINESS PROCESS MANAGEMENT
Overseas		1,835.97	1,249.09	5,048.68	3,453.53	4,786.72
Domestic		39.64	7.92	93.64	49.98	66.23

		1,875.61	1,257.01	5,142.32	3,503.51	4,852.95
SOFTWARE DEVELOPMENT AND BUSINESS PROCESS MANAGEMENT EXPENSES	12	991.48	656.70	2,723.35	1,831.58	2,538.67

GROSS PROFIT		884.13	600.31	2,418.97	1,671.93	2,314.28
SELLING AND MARKETING EXPENSES	13	116.81	94.89	344.28	259.23	350.90
GENERAL AND ADMINISTRATION EXPENSES	14	149.34	92.33	406.39	267.66	369.19

		266.15	187.22	750.67	526.89	720.09
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION & AMORTIZATION AND MINORITY INTERESTS		617.98	413.09	1,668.30	1,145.04	1,594.19
INTEREST		—	—	—	—	—
DEPRECIATION AND AMORTIZATION		73.91	63.75	187.11	172.32	236.73

OPERATING PROFIT AFTER INTEREST, DEPRECIATION & AMORTIZATION AND BEFORE MINORITY INTERESTS		544.07	349.34	1,481.19	972.72	1,357.46
OTHER INCOME	15	46.31	46.46	91.61	121.56	123.38
PROVISION FOR INVESTMENTS		(0.39)	2.29	(0.33)	8.88	9.67

NET PROFIT BEFORE TAX AND MINORITY INTERESTS		590.77	393.51	1,573.13	1,085.40	1,471.17
PROVISION FOR TAXATION	16	93.43	65.00	240.10	177.00	227.54

NET PROFIT BEFORE MINORITY INTERESTS		497.34	328.51	1,333.03	908.40	1,243.63
MINORITY INTERESTS		—	—	—	—	—

NET PROFIT AFTER TAX AND MINORITY INTERESTS		497.34	328.51	1,333.03	908.40	1,243.63

Balance brought forward		750.35	471.49	70.67	—	—
Less: Residual dividend paid for fiscal 2004		—	—	2.31	—	—
Additionaldividend tax		—	—	2.27	—	—

		750.35	471.49	66.09	—	—

AMOUNT AVAILABLE FOR APPROPRIATION DIVIDEND		1,247.69	800.00	1,399.12	908.40	1,243.63

Interim		—	—	133.93	96.09	96.09
Final		—	—	—	—	99.96
One-time special dividend		—	—	—	—	666.41

Total dividend		—	—	133.93	96.09	862.46
Dividend tax		—	—	17.50	12.31	110.50
Amount transferred - general reserve		—	—	—	—	200.00
Balance in Profit and Loss Account		1,247.69	800.00	1,247.69	800.00	70.67

		1,247.69	800.00	1,399.12	908.40	1,243.63

EARNINGS PER SHARE *
Equity shares of par value Rs. 5/- each
Basic		18.50	12.37	49.77	34.26	46.85
Diluted		17.95	12.15	48.69	33.93	46.27
Number of shares used in computing earnings per share
Basic		26,87,73,742	26,55,19,448	26,78,62,078	26,51,76,084	26,54,47,776
Diluted		27,71,10,460	27,04,31,572	27,37,70,692	26,77,16,272	26,87,87,016
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23

*	refer to note 23.3.21

The schedules referred to above form an integral part of the consolidated profit and loss account.

As per our report attached

for BSR & Co.

(formerly Bharat S Raut & Co.)

Chartered Accountants

Subramanian Suresh Partner Membership No. 83673	N. R. Narayana Murthy Chairman and Chief Mentor	Nandan M. Nilekani Chief Executive Officer, President and Managing Director	S. Gopalakrishnan Chief Operating Officer and Deputy Managing Director	Deepak M. Satwalekar Director

	Marti G. Subrahmanyam Director	Omkar Goswami Director	Rama Bijapurkar Director	Claude Smadja Director

	Sridar A. Iyengar Director	K. Dinesh Director	S. D. Shibulal Director	T. V. Mohandas Pai Director and Chief Financial Officer

Bangalore January 12, 2005	Srinath Batni Director	V. Balakrishnan Company Secretary and Senior Vice President – Finance

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND ITS SUBSIDIARIES

				in Rs. crore
Consolidated Cash Flow Statement for the	Schedule	Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
		2004	2003	2004	2003	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit before tax		590.77	393.51	1,573.13	1,085.40	1,471.17
Adjustments to reconcile net profit before tax to cash provided by operating activities
(Profit)/Loss on sale of fixed assets		—	(0.01)	(0.12)	(0.02)	0.41
Depreciation and amortization		73.91	63.75	187.11	172.32	236.73
Interest and dividend income		(25.51)	(26.59)	(77.79)	(73.81)	(102.23)
Provisions for investments		(0.39)	2.29	(0.33)	8.88	9.67
Effect of exchange differences on translation of foreign currency cash and cash equivalents		5.42	(4.95)	(8.85)	(1.09)	4.91
Changes in current assets and liabilities
Sundry debtors		(112.05)	(104.37)	(386.92)	(178.31)	(132.80)
Loans and advances	17	(28.62)	21.89	(88.92)	16.45	(17.67)
Current liabilities and provisions	18	29.28	173.33	80.52	230.22	262.20
Income taxes paid during the period/ year	19	(84.04)	(18.89)	(192.87)	(79.40)	(108.60)

NET CASH GENERATED BY OPERATING ACTIVITIES		448.77	499.96	1,084.96	1,180.64	1,623.79

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of fixed assets and change in capital work-in-progress	20	(256.07)	(90.50)	(586.60)	(224.26)	(425.86)
Acquisition of Expert Information Systems Pty. Limited, Australia		—	(50.75)	—	(50.75)	(66.68)
Proceeds on disposal of fixed assets		0.10	0.02	0.32	0.26	1.43
(Investments) in / disposal of securities	21	(90.61)	(145.54)	(111.24)	(595.92)	(934.17)
Interest and dividend income		25.51	26.59	77.79	73.81	102.23

NET CASH USED IN INVESTING ACTIVITIES		(321.07)	(260.18)	(619.73)	(796.86)	(1,323.05)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issue of preference share capital		—	—	(0.05)	—	44.56
Proceeds from issuance of share capital on exercise of stock options (refer to note 23.3.22.b)		176.26	61.53	301.00	66.61	122.27
Dividends paid during the period/ year, including dividend tax		(151.43)	(108.40)	(1,020.57)	(216.75)	(216.75)

NET CASH USED IN FINANCING ACTIVITIES		24.83	(46.87)	(719.62)	(150.14)	(49.92)

Effect of exchange differences on translation of foreign currency cash and cash equivalents		(7.27)	4.95	8.38	1.09	(5.76)

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		145.26	197.86	(246.01)	234.73	245.06
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD/YEAR		1,538.09	1,721.17	1,929.36	1,684.30	1,684.30

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD/ YEAR	22	1,683.35	1,919.03	1,683.35	1,919.03	1,929.36

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23

The schedules referred to above form an integral part of the consolidated cash flow statement.

As per our report attached

for BSR & Co.

(formerly Bharat S Raut & Co.)

Chartered Accountants

Subramanian Suresh Partner Membership No. 83673	N. R. Narayana Murthy Chairman and Chief Mentor	Nandan M. Nilekani Chief Executive Officer, President and Managing Director	S. Gopalakrishnan Chief Operating Officer and Deputy Managing Director	Deepak M. Satwalekar Director

	Marti G. Subrahmanyam Director	Omkar Goswami Director	Rama Bijapurkar Director	Claude Smadja Director

	Sridar A. Iyengar Director	K. Dinesh Director	S. D. Shibulal Director	T. V. Mohandas Pai Director and Chief Financial Officer

Bangalore January 12, 2005	Srinath Batni Director	V. Balakrishnan Company Secretary and Senior Vice President –Finance

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND ITS SUBSIDIARIES

			in Rs. crore
Schedules to the Consolidated Balance Sheet as at	December 31, 2004	December 31, 2003	March 31, 2004
1 SHARE CAPITAL
Authorized
Equity shares, Rs. 5 /- par value 30,00,00,000 (10,00,00,000; 10,00,00,000) equity shares	150.00	50.00	50.00

Issued, Subscribed and Paid Up
Equity shares, Rs. 5/- par value* 26,94,56,304 (6,64,55,992; 6,66,41,056) equity shares fully paid up [Of the above, 25,84,92,302 (5,78,88,200.; 5,78,88,200) equity shares, fully paid up have been issued as bonus shares by capitalization of the general reserve]	134.74	33.23	33.32

	134.74	33.23	33.32

Forfeited shares amounted to Rs. 1,500/- (Rs. 1,500/-; Rs. 1,500/-)
* For details of options in respect of equity shares, refer to note 23.3.9
* Refer to note 23.3.21 for details of basic and diluted shares

2 RESERVES AND SURPLUS
Capital reserve	5.94	5.94	5.94

Share premium account
As at April 1,	460.90	338.83	338.83
Add: Receipts on exercise of stock options issued to employees	299.88	66.50	122.07

	760.78	405.33	460.90

Foreign currency translation adjustment	(1.32)	—	(0.85)
General reserve
As at April 1,	2,679.60	2,479.60	2,479.60
Less: capitalized for issue of bonus shares	100.30
Add: Transfer from the profit and loss account	—	—	200.00

	2,579.30	2,479.60	2,679.60

Balance in profit and loss account	1,247.69	800.00	70.67

	4,592.39	3,690.87	3,216.26

3 PREFERENCE SHARES ISSUED BY SUBSIDIARY
Authorized 0.0005% Cumulative convertible preference shares, Rs.100/- par value 87,50,000 (43,75,000; 87,50,000 ) preference shares	87.50	43.75	87.50

Issued, Subscribed and Paid Up 0.0005% Cumulative convertible preference shares, Rs. 100/- par value 87,50,000 (43,75,000; 87,50,000) preference shares fully paid up*	87.50	43.75	87.50
Premium received on issue of preference shares	6.01	5.25	6.06

	93.51	49.00	93.56

*	for details of the terms relating to the preference shares, refer to note 23.3.19

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND ITS SUBSIDIARIES

Schedules to the Consolidated Balance Sheet

4 FIXED ASSETS													in Rs. crore
Particulars	Original cost					Depreciation and amortization					Net book value
	As at April 1, 2004	Additions during the period/ year	Deletions during the period/ year		As at December 31, 2004	As at April 1, 2004	For the period/year	Deductions for the period/year		As at December 31, 2004	As at December 31, 2004	As at December 31, 2003	As at March 31, 2004
Goodwill	40.52	—	—		40.52	—	—	—		—	40.52	—	40.52
Land: free-hold	20.05	0.15	—		20.20	—	—	—		—	20.20	15.87	20.05
leasehold	70.20	26.01	—		96.21	—	—	—		—	96.21	66.49	70.20
Buildings	459.61	227.07	—		686.68	80.47	26.39	—		106.86	579.82	363.04	379.14
Plant and machinery	283.35	94.41	6.28	**	371.48	165.27	40.85	6.13	**	199.99	171.49	118.46	118.08
Computer equipment	461.84	148.28	13.77	**	596.35	370.37	79.67	13.77	**	436.27	160.08	75.90	91.47
Furniture and fixtures	252.87	83.03	7.58	**	328.32	151.12	39.37	7.53	**	182.96	145.36	106.63	101.75
Leasehold improvements	2.64	2.01	—		4.65	0.20	0.76	—		0.96	3.69	2.56	2.44
Vehicles	0.43	0.25	—		0.68	0.27	0.07	—		0.34	0.34	0.17	0.16
Intangible assets
Intellectual property rights	42.14	—	—		42.14	42.14	—	—		42.14	—	—	—

	1,633.65	581.21	27.63		2,187.23	809.84	187.11	27.43		969.52	1,217.71	749.12	823.81

Previous period	1,279.04	221.18	1.22		1,499.00	578.54	172.31	0.97		749.88

Previous year	1,279.04	361.88	7.27		1,633.65	578.54	236.73	5.43		809.84

Note: Buildings include Rs. 250/- being the value of 5 shares of Rs. 50/- each in Mittal Towers Premises Co-operative Society Limited.

**	amount includes the retiral of assets which are not in active use with original cost of Rs. 23.22 and accumulated depreciation of Rs. 23.17

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND ITS SUBSIDIARIES

			in Rs. crore
Schedules to the Consolidated Balance Sheet as at	December 31, 2004	December 31, 2003	March 31, 2004
5 INVESTMENTS
Trade (unquoted) – at cost
Long-term investments	30.01	38.56	30.01
Less: Provision for investments	27.97	29.77	27.97

	2.04	8.79	2.04
Non-trade (unquoted), at the lower of cost and fair value, current investments
Liquid mutual funds	1,054.98	605.22	943.41

	1,057.02	614.01	945.45

Aggregate of unquoted investments - carrying value / cost	1,057.02	614.01	945.45

6 DEFERRED TAX ASSETS
Fixed assets	30.94	23.05	27.13
Investments	3.00	6.60	6.60
Sundry debtors	3.22	3.20	2.14
Leave provisions and others	5.82	—	4.10

	42.98	32.85	39.97

7 SUNDRY DEBTORS
Debts outstanding for a period exceeding six months Unsecured
considered good	—	—	—
considered doubtful	10.70	15.39	9.07
Other debts Unsecured
considered good*	1,038.37	696.96	651.45
considered doubtful	7.51	6.22	4.29

	1,056.58	718.57	664.81
Less: Provision for doubtful debts	18.21	21.61	13.36

	1,038.37	696.96	651.45

* Includes dues from companies where directors are interested	4.67	—	0.16

8 CASH AND BANK BALANCES
Cash on hand	0.07	0.02	0.01
Balances with scheduled banks
In current accounts *	70.85	130.88	226.87
In deposit accounts in Indian Rupees	1,117.17	1,295.29	1,317.28
Balances with non-scheduled banks
In deposit accounts in foreign currency	36.18	180.55	13.86
In current accounts in foreign currency	245.55	10.25	163.49

	1,469.82	1,616.99	1,721.51

*includes balance in unclaimed dividend account	3.52	2.12	1.98
*includes balance in escrow account	—	10.25	0.04

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

			in Rs. crore
Schedules to the consolidated Balance Sheet as at	December 31, 2004	December 31, 2003	March 31, 2004
9 LOANS AND ADVANCES
Unsecured, considered good Advances
prepaid expenses	26.23	21.30	37.95
for supply of goods and rendering of services	6.64	2.39	5.83
for acquisition of company (retained in trust by the company’s solicitors)	—	50.75	—
Others	16.23	6.25	3.65

	49.10	80.69	47.43
Unbilled revenues	124.66	93.02	103.09
Advance income tax	341.03	202.37	210.27
Loans and advances to employees *
housing and other loans	61.77	89.17	83.36
salary advances	42.62	30.28	36.37
Electricity and other deposits	18.02	9.07	9.50
Rental deposits	16.57	15.00	14.98
Deposits with financial institutions and body corporate	262.53	302.04	207.85
Deposits with government authorities	0.01	0.01	0.01
Other assets	30.10	2.32	8.19

	946.41	823.97	721.05
Unsecured, considered doubtful
Loans and advances to employees	0.28	0.49	0.09

	946.69	824.46	721.14
Less: Provision for doubtful loans and advances to employees	0.28	0.49	0.09

	946.41	823.97	721.05

* includes dues by non-director officers of the company	—	—	—
Maximum amounts due by non-director officers at any time during the year	—	0.06	0.06

10 CURRENT LIABILITIES
Sundry creditors
for capital goods	2.09	0.51	1.48
for goods and services	2.95	3.90	2.65
for accrued salaries and benefits
salaries	15.03	12.80	15.22
bonus and incentives	165.56	185.38	243.78
unavailed leave	64.54	34.82	51.82
for other liabilities
provision for expenses	123.18	62.56	63.77
retention monies	12.25	5.15	5.27
withholding and other taxes payable	85.55	38.40	44.46
for purchase of intellectual property rights	19.16	20.16	19.21
others	10.40	9.01	2.25

	500.71	372.69	449.91
Advances received from clients	33.97	96.58	65.19
Unearned revenue	114.53	84.32	63.85
Loss on forward exchange contracts	—	—	—
Unclaimed dividend	3.52	2.12	1.98

	652.73	555.71	580.93

11 PROVISIONS
Proposed dividend	—	—	766.37
Provision for
tax on dividend	—	—	98.19
income taxes	497.74	280.38	316.74
post-sales client support and warranties	14.14	4.47	5.13
retiral benefits	0.50	0.71	0.79

	512.38	285.56	1,187.22

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND ITS SUBSIDIARIES

					in Rs. crore
Schedules to Consolidated Profit and Loss Account for the	Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
	2004	2003	2004	2003	2004
12 SOFTWARE DEVELOPMENT AND BUSINESS PROCESS MANAGEMENT EXPENSES
Salaries and bonus including overseas staff expenses	815.08	550.64	2,203.42	1,494.48	2,079.57
Staff welfare	7.46	3.86	15.67	10.00	13.49
Contribution to provident and other funds	21.04	13.31	57.19	37.58	51.63
Overseas travel expenses	56.23	42.46	186.24	129.22	174.00
Consumables	2.94	2.61	11.32	6.40	10.09
Software packages
for own use	32.26	14.50	82.03	49.57	64.84
for service delivery to clients	3.78	2.12	13.43	14.46	16.12
Technical sub-contractors	33.57	11.18	72.37	46.59	65.78
Computer maintenance	4.03	3.15	11.92	8.73	12.26
Communication expenses	13.18	10.78	39.70	30.26	42.58
Provision for post-sales client support and warranties	(5.95)	(0.21)	12.84	(0.36)	0.30
Traveling and conveyance	2.52	0.94	6.32	1.82	3.44
Rent	4.17	1.36	8.36	2.83	4.57
Other miscellaneous expenses	1.17	—	2.54	—	—

	991.48	656.70	2,723.35	1,831.58	2,538.67

13 SELLING AND MARKETING EXPENSES
Salaries and bonus including overseas staff expenses	69.93	59.93	207.02	161.88	216.47
Staff welfare	0.11	0.15	0.40	0.40	0.75
Contribution to provident and other funds	0.56	0.29	1.32	1.53	1.82
Overseas travel expenses	13.81	11.95	40.31	31.17	42.57
Consumables	0.03	0.06	0.24	0.14	0.20
Software packages for own use	0.01	—	0.01	0.01	0.18
Computer maintenance	—	—	0.12	0.02	0.04
Traveling and conveyance	3.60	0.04	9.92	0.05	2.29
Rent	3.11	3.93	8.75	10.83	15.19
Telephone charges	1.30	2.04	4.12	5.01	5.16
Professional charges	5.14	1.34	14.23	4.08	6.11
Printing and stationery	0.36	0.27	1.01	0.79	1.05
Advertisements	0.80	0.04	1.66	0.28	0.64
Brand building	8.39	9.16	26.83	24.39	34.23
Office maintenance	0.05	0.08	0.76	0.19	0.88
Power and fuel	—	0.01	—	0.04	0.04
Insurance charges	0.18	0.02	0.42	0.07	0.11
Rates and taxes	—	0.01	0.03	0.04	0.08
Bank charges and commission	—	0.01	—	0.02	0.02
Commission charges	6.84	3.33	15.34	6.24	7.27
Marketing expenses	1.54	1.88	8.12	4.49	6.45
Sales promotion expenses	0.35	0.31	0.94	0.50	0.72
Miscellaneous expenses	0.70	0.04	2.73	7.06	8.63

	116.81	94.89	344.28	259.23	350.90

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND ITS SUBSIDIARIES

					in Rs. crore
Schedules to Consolidated Profit and Loss Account for the	Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
	2004	2003	2004	2003	2004
14 GENERAL AND ADMINISTRATION EXPENSES
Salaries and bonus including overseas staff expenses	35.70	20.52	90.91	56.84	81.93
Staff welfare	0.37	0.08	0.67	0.12	0.28
Contribution to provident and other funds	1.90	1.16	5.51	3.63	5.02
Overseas travel expenses	3.03	1.65	7.84	5.63	7.07
Traveling and conveyance	8.50	5.77	27.28	15.28	22.72
Software packages
for own use	0.37	0.61	1.28	1.03	1.89
Rent	3.56	3.96	14.01	14.73	19.38
Telephone charges	12.12	6.74	35.02	21.70	30.25
Professional charges	19.78	9.67	50.60	26.38	36.29
Printing and stationery	3.07	1.31	7.83	4.84	6.11
Advertisements	2.61	0.82	7.28	2.18	5.51
Office maintenance	11.25	7.43	30.31	20.09	29.32
Repairs to building	3.53	3.98	7.54	7.36	10.52
Repairs to plant and machinery	2.03	1.14	5.14	3.75	4.85
Power and fuel	11.12	7.91	31.20	22.87	30.14
Recruitment and training	0.78	0.01	1.63	0.14	1.21
Insurance charges	7.29	6.31	22.59	17.84	24.67
Rates and taxes	2.11	1.65	7.06	3.87	5.62
Donations	8.00	3.54	17.05	10.57	14.29
Auditor’s remuneration
statutory audit fees	0.30	0.09	0.72	0.27	0.63
certification charges	0.07	—	0.07	—	0.10
others	—	—	—	—	0.06
out-of-pocket expenses	0.01	0.01	0.02	0.02	0.02
Provision for bad and doubtful debts	5.86	4.11	17.44	18.12	15.99
Provision for doubtful loans and advances	0.04	(0.05)	0.15	0.07	0.14
Bank charges and commission	0.31	0.20	0.93	0.61	0.73
Commission to non-whole time directors	0.39	0.47	1.16	1.25	1.49
Postage and courier	0.95	0.85	3.87	2.79	3.98
Books and periodicals	0.51	0.44	1.80	1.02	1.51
Research grants	0.24	0.18	0.43	0.36	0.54
Freight charges	0.20	0.32	0.57	0.62	0.84
Professional membership and seminar participation fees	1.57	1.19	4.60	2.55	3.71
Miscellaneous expenses	1.77	0.26	3.88	1.13	2.38

	149.34	92.33	406.39	267.66	369.19

15 OTHER INCOME
Interest received on deposits with banks and others*	16.44	21.28	51.03	64.95	84.51
Dividend received on investment in liquid mutual funds (non-trade unquoted)	9.07	5.31	26.76	8.86	17.72
Miscellaneous income	(0.01)	(0.25)	0.49	1.07	1.13
Exchange differences (refer to note 23.2)	20.81	20.12	13.33	46.68	20.02

	46.31	46.46	91.61	121.56	123.38

*Tax deducted at source	2.43	3.74	9.21	12.95	16.82

16 PROVISION FOR TAXATION
Current period/ year
Income taxes	93.88	63.98	244.95	172.12	228.54
Deferred taxes	(0.45)	1.02	(4.85)	3.96	(1.11)

	93.43	65.00	240.10	176.08	227.43
Prior period/ years	—	—	—	0.92	0.11

	93.43	65.00	240.10	177.00	227.54

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND ITS SUBSIDIARIES

					in Rs. crore
	Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
Schedules to Consolidated Cashflow Statements for the	2004	2003	2004	2003	2004
17. CHANGE IN LOANS AND ADVANCES
As per the Balance Sheet	946.41	823.97	946.41	823.97	721.05
Less: Deposits with financial institutions and body corporate, included in cash and cash equivalents (refer to note 23.3.22.c)	(213.53)	(302.04)	(213.53)	(302.04)	(207.85)
Advance for investment in Expert information services Pty Ltd - Australia	—	(50.75)	—	(50.75)	—
Advance income taxes separately considered	(341.03)	(202.37)	(341.03)	(202.37)	(210.27)

	391.85	268.81	391.85	268.81	302.93
Less: Opening balance considered	(363.23)	(290.70)	(302.93)	(285.26)	(285.26)

	28.62	(21.89)	88.92	(16.45)	17.67

18. CHANGE IN CURRENT LIABILITIES AND PROVISIONS
As per the Balance Sheet	1,165.11	841.27	1,165.11	841.27	1,768.15
Add/ (Less): Provisions separately considered in the cash flow Statement
Income taxes	(497.74)	(280.38)	(497.74)	(280.38)	(316.74)
Dividends	—	—	—	—	(766.37)
Proceeds received on investment pending regulatory approva	—	(6.02)	—	(6.02)	—
Dividend tax	—	—	—	—	(98.19)

	667.37	554.87	667.37	554.87	586.85
Less: Opening balance considered	(638.09)	(381.54)	(586.85)	(324.65)	(324.65)

	29.28	173.33	80.52	230.22	262.20

19. INCOME TAXES PAID
Charge as per the Profit and Loss Account	93.43	65.00	240.10	177.00	227.54
Add: Increase in advance income taxes	64.94	4.24	130.76	(88.07)	(80.17)
Increase / (Decrease) in deferred taxes	(1.52)	(1.02)	3.01	(3.96)	3.16
Less: (Increase) / Decrease in income tax provision	(72.81)	(49.33)	(181.00)	(5.57)	(41.93)

	84.04	18.89	192.87	79.40	108.60

20. PURCHASE OF FIXED ASSETS AND CHANGE IN CAPITAL WORK-IN-PROGRESS
As per the schedule 4 to Balance Sheet	296.86	75.66	581.21	221.18	361.88
Less: Opening Capital work-in-progress	(254.23)	(65.63)	(208.05)	(77.39)	(77.39)
Acquisition of Expert Information Systems Pty. Limited, Australia	—	—	—	—	(66.68)
Add: Closing Capital work-in-progress	213.44	80.47	213.44	80.47	208.05

	256.07	90.50	586.60	224.26	425.86

21. INVESTMENTS IN / (DISPOSAL OF) SECURITIES *
As per the Balance Sheet	1,057.02	614.01	1,057.02	614.01	945.45
Add: Provisions on investments	(0.39)	2.29	(0.33)	8.88	9.67
Less: Proceeds received on investment pending regulatory approval	—	(6.02)	—	(6.02)	—

	1,056.63	610.28	1,056.69	616.87	955.12
Less: Opening balance considered	(966.02)	(464.74)	(945.45)	(20.95)	(20.95)

	90.61	145.54	111.24	595.92	934.17

* refer to note 23.3.14 for details of investments and redemptions
22. CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD / YEAR
As per the Balance Sheet	1,469.82	1,616.99	1,469.82	1,616.99	1,721.51
Add: Deposits with financial institutions and body corporate, included herein*	213.53	302.04	213.53	302.04	207.85

* refer to note 23.3.22c	1,683.35	1,919.03	1,683.35	1,919.03	1,929.36

Schedules to the Consolidated Financial Statements for the quarter and nine months ended December 31, 2004

23.	Significant accounting policies and notes on accounts

Company overview

Infosys Technologies Limited (Infosys or the company) along with its majority owned and controlled subsidiary, Progeon Limited, India (Progeon), and wholly owned subsidiaries Infosys Technologies (Australia) Pty. Limited (Infosys Australia), Infosys Technologies (Shanghai) Co. Limited (Infosys China) and Infosys Consulting, Inc., USA (Infosys Consulting), is a leading global information technology services group of companies ("the Group"). The Group provides end-to-end business solutions that leverage technology thus enabling its clients to enhance business performance. The Group provides solutions that span the entire software life cycle encompassing consulting, design, development, re-engineering, maintenance, systems integration and package evaluation and implementation. In addition, the Group offers software products for the banking industry and business process management services.

23.1	Significant accounting policies

23.1.1.	Basis of preparation of financial statements

The accompanying financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (“GAAP”) under the historical cost convention on the accruals basis. GAAP comprises mandatory accounting standards issued by the Institute of Chartered Accountants of India (“ICAI”) and guidelines issued by the Securities and Exchange Board of India. Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

Management evaluates all recently issued or revised accounting standards on an on-going basis. There are no accounting standards that although not mandatory for adoption as of the balance sheet date, have material impact on the financial statements.

The financial statements are prepared in accordance with the principles and procedures required for the preparation and presentation of consolidated financial statements as laid down under the accounting standards on Consolidated Financial Statements issued by the ICAI. The financial statements of the parent company, Infosys, Progeon, Infosys China, Infosys Australia and Infosys Consulting have been combined on a line-by-line basis by adding together book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealized gain/loss. The consolidated financial statements are prepared by applying uniform accounting policies in use at the Group. Minority interests have been excluded. Minority interests represent that part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the company.

Goodwill has been recorded to the extent the cost of acquisition, comprising purchase consideration and transaction costs, exceeds the fair value of the net assets in the acquired company and will be tested for impairment on an annual basis. Exchange difference resulting from the difference due to translation of foreign currency assets and liabilities in subsidiaries is disclosed as foreign currency translation adjustment.

23.1.2.	Use of estimates

The preparation of the financial statements in conformity with GAAP requires Management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent assets and liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.

Management periodically assesses using external and internal sources whether there is an indication that an asset may be impaired. An impairment occurs where the carrying value exceeds the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. The impairment loss to be expensed is determined as the excess of the carrying amount over the higher of the asset’s net sales price or present value as determined above. Contingencies are recorded when it is probable that a liability will be incurred, and the amount can be reasonably estimated. Actual results could differ from those estimates.

23.1.3.	Revenue recognition

Revenue from software development on fixed-price, fixed-time frame contracts where there is no uncertainty as to measurement or collectability of consideration is recognized as per the proportionate-completion method. On time-and-materials contracts, revenue is recognized as the related services are rendered. Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized proportionately over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in multiple element contracts, where revenue is recognized as per the proportionate-completion method.

Profit on sale of investments is recorded on transfer of title from the company and is determined as the difference between the sales price and the then carrying value of the investment. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the company’s right to receive dividend is established.

23.1.4.	Expenditure

The cost of software purchased for use in software development and services is charged to cost of revenues in the year of acquisition. Charges relating to non-cancelable, long-term operating leases are computed primarily on the basis of the lease rentals, payable as per the relevant lease agreements. Post-sales customer support costs are estimated by management, determined on the basis of past experience. The costs provided for are carried until expiry of the related warranty period. Provisions are made for all known losses and liabilities. Leave encashment liability is determined on the basis of an actuarial valuation.

23.1.5.	Fixed assets, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises outstanding advances paid to acquire fixed assets and the cost of fixed assets that are not yet ready for their intended use at the balance sheet date. Intangible assets are recorded at the consideration paid for acquisition.

23.1.6.	Depreciation and amortization

Depreciation on fixed assets is applied on the straight-line method based on useful lives of assets as estimated by the Management. Depreciation for assets purchased/sold during the period is proportionately charged. Individual low cost assets (acquired for less than Rs. 5,000/-) are entirely depreciated in the year of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the company for its use. Management estimates the useful lives for the various fixed assets as follows:

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years
Intellectual property rights	1-2 years

23.1.7.	Retirement benefits to employees

23.1.7.a.	Gratuity

In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan (the “Gratuity Plan”) covering eligible employees at the company and Progeon. The Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee’s salary and the tenure of employment.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation as at the balance sheet date and as per gratuity regulations for the company and Progeon respectively. The company fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees’ Gratuity Fund Trust (the “Trust”). Trustees administer contributions made to the Trust and contributions are invested in specific designated instruments, as permitted by law. Investments are also made in mutual funds that invest in the specific designated instruments.

23.1.7.b.	Superannuation

Certain employees of Infosys are also participants of a defined contribution plan. The company makes monthly contributions under the superannuation plan (the “Plan”) to the Infosys Technologies Limited Employees’ Superannuation Fund Trust based on a specified percentage of each covered employee’s salary. The company has no further obligations to the Plan beyond its monthly contributions. Certain employees of Progeon are also eligible for superannuation benefit. Progeon makes monthly provisions under the superannuation plan based on a specified percentage of each covered employee’s salary. Progeon has no further obligations to the superannuation plan beyond its monthly provisions. Under the Plan, the aggregate contributions along with interest thereon are paid on the retirement, death, incapacitation or termination of an employee.

23.1.7.c.	Provident fund

Eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee’s salary. The company contributes a part of the contributions to the Infosys Technologies Limited Employees’ Provident Fund Trust. The remainders of the contributions are made to government administered provident fund. The company has no further obligations under the provident fund plan beyond its monthly contributions.

In respect of Progeon, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Progeon make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee’s salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. Progeon has no further obligations under the provident fund plan beyond its monthly contributions.

The aggregate contributions along with interest thereon are paid on the retirement, death, incapacitation or termination of an employee.

23.1.8.	Research and development

Revenue expenditure incurred on research and development is expensed as incurred. Capital expenditure incurred on research and development is depreciated over the estimated useful lives of the related assets.

23.1.9.	Foreign currency transactions

Revenue from overseas clients and collections deposited in foreign currency bank accounts are recorded at the exchange rate as of the date of the respective transactions. Expenditure in foreign currency is accounted at the exchange rate prevalent when such expenditure is incurred. Disbursements made out of foreign currency bank accounts are reported at a rate that approximates the actual monthly average rate. Exchange differences are recorded when the amount actually received on sales or actually paid when expenditure is incurred is converted into Indian Rupees. The exchange differences arising on foreign currency transactions are recognized as income or expense in the period in which they arise.

Fixed assets purchased at overseas offices are recorded at cost, based on the exchange rate as of the date of purchase. The charge for depreciation is determined as per the Group’s accounting policy.

Monetary current assets and monetary current liabilities denominated in foreign currency are translated at the exchange rate prevalent at the date of the balance sheet. The resulting difference is also recorded in the profit and loss account.

23.1.10.	Forward contracts in foreign currencies

The Group uses forward exchange contracts to hedge its exposure to movements in foreign exchange rates. The use of these forward exchange contracts reduces the risk or cost to the group and the group does not use the forward exchange contracts for trading or speculation purposes.

The Group records the gain or loss on effective hedges in the foreign currency fluctuation reserve until the transactions are complete. On completion the gain or loss is transferred to the profit and loss account of that period. To designate a forward contract as an effective hedge, Management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the profit and loss account.

23.1.11.	Income tax

Income taxes are computed using the tax effect accounting method, where taxes are accrued in the same period the related revenue and expenses arise. A provision is made for income tax annually based on the tax liability computed after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable.

The differences that result between the profit offered for income taxes and the profit as per the financial statements are identified and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount being considered. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on prevailing enacted or substantially enacted regulations. Deferred tax assets are recognized only if there is reasonable certainty that they will be realized and are reviewed for the appropriateness of their respective carrying values at each balance sheet date. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full fiscal year.

23.1.12.	Earnings per share

In determining earnings per share, the Group considers the net profit after tax and includes the post-tax effect of any extra-ordinary item. The number of shares used in computing basic earnings per share is the weighted average number of shares outstanding during the period. The number of shares used in computing diluted earnings per share comprises the weighted average shares considered for deriving basic earnings per share, and also the weighted average number of equity shares that could have been issued on the conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. The number of shares and potentially dilutive equity shares are adjusted for any stock splits and bonus shares issued effected prior to the approval of the financial statements by the Board of Directors.

23.1.13.	Investments

Trade investments are the investments made to enhance the Group’s business interests. Investments are either classified as current or long-term based on Management’s intention at the time of purchase. Current investments are carried at the lower of cost and fair value. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment. Long-term investments are carried at cost and provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

23.1.14.	Cash flow statement

Cash flows are reported using the indirect method, whereby net profit before tax is adjusted for the effects of transactions of a non-cash nature and any deferrals or accruals of past or future cash receipts or payments. The cash flows from regular revenue generating, investing and financing activities of the Group are segregated. Cash flows in foreign currencies are accounted at average monthly exchange rates that approximate the actual rates of exchange prevailing at the dates of the transactions.

23.2	Change in accounting policy

Accounting standard 11, “The effect of changes in foreign exchange rates”, was revised by the ICAI with effect from April 1, 2004 and prescribes accounting for forward exchange contracts based on whether these are entered into for hedging purposes or for trading /speculation purposes. Further, it has been recently clarified that the revised standard does not cover forward exchange contracts entered in to hedge the foreign currency risk of a firm commitment or a highly probable forecast transaction. Upto March 31, 2004, such segregation was not required and the difference between the forward rate and the exchange rate on the date of the transaction was recognized as income or expense over the life of the contract.

The Group has adopted the revised accounting standard effective April 1, 2004 to the extent applicable in respect of outstanding forward exchange contracts. The forward exchange contracts constitute hedges from an economic perspective, and the Group has decided to account for these forward exchange contracts based on their designation as ‘effective hedges’ or ‘not effective’. To designate a forward contract as an effective hedge, management objectively evaluates and evidences with appropriate supporting documentation at the inception of each forward contract, whether these forward contracts are effective in achieving offsetting cash flows attributable to the hedged risk or not. The gain or loss on effective hedges is recorded in the foreign currency fluctuation reserve until the hedged transactions occur and are then recognized in the profit and loss account. In the absence of designation as an effective hedge, the gain or loss is recognized in the profit and loss account.

Gains and losses on forward exchange contracts are computed by multiplying the foreign currency amount of the forward exchange contract by the difference between the forward rate available at the reporting date for the remaining maturity of the contract and the contracted forward rate (or the forward rate last used to measure a gain or loss on that contract for an earlier period). The group also assesses on an ongoing basis at the end of each reporting period whether hedges are designated as effective and prospectively reclassifies the hedge as necessary.

Consequent to the change in accounting policy, the profits for the quarter ended December 31, 2004 are higher by Rs. 30.22 crore and for nine months lower by Rs. 24.78 crore respectively.

23.3	Notes on accounts

All amounts in the financial statements are presented in Rupees crore, except for per share data and as otherwise stated. All exact amounts are stated with the suffix “/-”. One crore equals 10 million.

The previous period’s / year’s figures have been regrouped / reclassified, wherever necessary to conform to the current period’s presentation.

23.3.1	Aggregate expenses

The following are the aggregate amounts incurred on certain specific expenses:

	Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
	2004	2003	2004	2003	2004
Salaries and bonus including overseas staff expenses	920.71	631.10	2,501.35	1,713.20	2,377.97
Contribution to provident and other funds	23.50	14.75	64.02	42.74	58.47
Staff welfare	7.94	4.09	16.74	10.53	14.52
Overseas travel expenses	73.07	56.05	234.39	166.02	223.64
Consumables	2.97	2.67	11.56	6.54	10.29
Software packages
for own use	32.64	15.11	83.32	50.61	66.91
for service delivery to clients	3.78	2.12	13.43	14.46	16.12
Computer maintenance	4.03	3.15	12.04	8.75	12.30
Communication expenses	13.18	10.82	39.70	30.31	42.58
Technical sub-contractors	33.57	11.18	72.37	46.59	65.78
Provision for post-sales client support and warranties	(5.95)	(0.21)	12.84	(0.36)	0.30
Traveling and conveyance	14.62	7.31	43.52	18.37	28.45
Rent	10.84	9.25	31.12	28.39	39.14
Telephone charges	13.42	8.19	39.14	25.44	35.41
Professional charges	24.92	11.00	64.83	30.46	42.40
Printing and stationery	3.43	1.58	8.84	5.63	7.16
Advertisements	3.41	0.86	8.94	2.46	6.15
Office maintenance	11.30	7.52	31.07	20.28	30.20
Repairs to building	3.53	3.98	7.54	7.36	10.52
Repairs to plant and machinery	2.03	1.14	5.14	3.75	4.85
Power and fuel	11.12	7.91	31.20	22.91	30.18
Recruitment and training	0.78	0.01	1.63	0.14	1.21
Brand building	8.39	9.16	26.83	24.39	34.23
Insurance charges	7.47	6.33	23.01	17.91	24.78
Rates and taxes	2.11	1.67	7.09	3.91	5.70
Commission charges	6.84	3.33	15.34	6.24	7.27
Donations	8.00	3.54	17.05	10.57	14.29
Auditor’s remuneration
statutory audit fees	0.30	0.09	0.72	0.27	0.63
certification charges	0.07	—	0.07	—	0.10
others	—	—	—	—	0.06
out-of-pocket expenses	0.01	0.01	0.02	0.02	0.02
Provision for bad and doubtful debts	5.86	4.11	17.44	18.12	15.99
Provision for doubtful loans and advances	0.04	(0.05)	0.15	0.07	0.14
Bank charges and commission	0.31	0.21	0.93	0.63	0.75
Commission to non-whole time directors	0.39	0.47	1.16	1.25	1.49
Postage and courier	0.95	0.85	3.87	2.79	3.98
Books and periodicals	0.51	0.44	1.80	1.02	1.51
Research grants	0.24	0.18	0.43	0.36	0.54
Freight charges	0.20	0.32	0.57	0.62	0.84
Professional membership and seminar participation fees	1.57	1.19	4.60	2.55	3.71
Marketing expenses	1.54	1.88	8.12	4.49	6.45
Sales promotion expenses	0.35	0.31	0.94	0.50	0.72
Miscellaneous expenses	3.64	0.30	9.15	8.18	11.01

	1,257.63	843.92	3,474.02	2,358.47	3,258.76

23.3.2.	Capital commitments and contingent liabilities

	As at
	December 31, 2004		December 31, 2003		March 31, 2004
Estimated amount of unexecuted capital contracts
(net of advances and deposits)		255.88		87.61		200.92
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favor of various
government authorities and others		10.39		11.00		11.58
Claims against the company, not acknowledged as debts		4.88		4.42		4.53
Forward contracts outstanding
In US$	US$	308,572,400	US$	113,750,000	US$	149,000,000
(Equivalent approximate in Rs. crore)		(Rs. 1374.61)		(Rs. 523.12)		(Rs. 671.14)
Unamortized income		5.40		1.10		3.15

In the year ended March 31, 2004, Ms. Jennifer Griffith, a former employee, filed a lawsuit against the company and its former director, Mr. Phaneesh Murthy. The lawsuit was served on the company during the quarter ended December 31, 2003. This matter has recently been settled. Pursuant to the settlement agreement, all of Ms Griffith’s claims against the company will be released and the lawsuit will be dismissed with prejudice. The company believes the lawsuit will be dismissed at the end of January 2005.

23.3.3.	Obligations on long-term, non-cancelable operating leases

The lease rentals charged during the period and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in the respective agreements are as follows:

	Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
	2004	2003	2004	2003	2004
Lease rentals recognized during the period/year	12.36	9.25	35.98	28.39	39.14

	As at
Lease obligations	December 31, 2004	December 31, 2003	March 31, 2004
Within one year of the balance sheet date	33.95	27.83	27.00
Due in a period between one year and five years	65.67	65.00	61.42
Due after five years	2.44	6.60	4.82

	102.06	99.43	93.24

The operating lease arrangements extend for a maximum of ten years from their respective dates of inception and relates to rented overseas premises and car rentals.

23.3.4.	Related party transactions

During the quarter and nine months ended December 31, 2004, an amount of Rs. 3.00 and Rs. 11.00 has been donated to Infosys Foundation, a not-for-profit foundation, in which certain directors of the company are trustees. Donation to the foundation for the quarter and nine months ended December 31, 2003 and year ended March 31, 2004 were Rs. 3.50, Rs. 10.50 and Rs. 12.00 respectively.

Details of the transactions with the companies in which certain directors of the company are also director:-

Particulars	Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
	2004	2003	2004	2003	2004
(Purchase)/ Sale of services
SupplyChainge Inc., USA	0.13	—	0.13	(0.71)	(0.71)
Sale of services
ICICI Bank Limited, India	4.74	—	6.54	—	6.54

The company has an alliance with Supplychainge Inc., USA to jointly market and deliver lead-time optimization solutions. Prof. Marti G. Subrahmanyam, an external director of the company, is also a director on the board of ICICI Bank Limited, India and SupplyChainge Inc., USA.

23.3.5.	Transactions with key management personnel

Key management personnel comprise our directors and statutory officers.

Particulars of remuneration and other benefits provided to key management personnel during the quarter and nine months ended December 31, 2004 and 2003 and the year ended March 31, 2004 are set out below.

Name	Salary	Contributions to provident and other funds	Perquisites and incentives	Total Remuneration
Chairman and Chief Mentor
N R Narayana Murthy	0.03	0.01	0.06	0.10
	0.02	0.01	0.03	0.06
	0.09	0.03	0.13	0.25
	0.06	0.03	0.07	0.16
	0.08	0.04	0.10	0.22

Chief Executive Officer, President and Managing Director
Nandan M Nilekani	0.03	0.01	0.06	0.10
	0.02	0.01	0.03	0.06
	0.09	0.03	0.13	0.25
	0.06	0.03	0.08	0.17
	0.09	0.04	0.10	0.23

Chief Operating Officer and Deputy Managing Director
S Gopalakrishnan	0.03	0.01	0.06	0.10
	0.02	0.01	0.03	0.06
	0.09	0.04	0.12	0.25
	0.06	0.03	0.07	0.16
	0.08	0.04	0.10	0.22

Whole-time Directors
K Dinesh	0.03	0.01	0.06	0.10
	0.02	0.01	0.03	0.06
	0.09	0.03	0.12	0.24
	0.06	0.03	0.08	0.17
	0.09	0.04	0.10	0.23

S D Shibulal	0.21	—	0.14	0.35
	0.16	—	0.11	0.27
	0.62	—	0.25	0.87
	0.60		0.23	0.83
	0.76	—	0.23	0.99

T V Mohandas Pai	0.04	0.01	0.14	0.19
Chief Financial Officer	0.03	0.01	0.05	0.09
	0.13	0.04	0.28	0.45
	0.08	0.03	0.11	0.22
	0.11	0.04	0.16	0.31

Srinath Batni	0.04	0.01	0.13	0.18
	0.03	0.01	0.05	0.09
	0.12	0.04	0.25	0.41
	0.08	0.03	0.10	0.21
	0.10	0.04	0.13	0.27

Name	Commission	Sitting fees	Reimbursement of expenses	Total remuneration
Non-Whole time Directors
Deepak M Satwalekar	0.05	—	—	0.05
	—	0.01	—	0.01
	0.14	—	0.01	0.15
	0.12	0.01	0.01	0.14
	0.21	0.01	0.01	0.23

Marti G Subrahmanyam	0.05	0.01	0.01	0.07
	—	—	0.02	0.02
	0.15	—	0.05	0.20
	0.12	—	0.05	0.17
	0.19	—	0.07	0.26

Philip Yeo	0.05	—	—	0.05
	—	—	—	—
	0.15	—	—	0.15
	0.12	—	—	0.12
	0.15	—	0.01	0.16

Jitendra Vir Singh	—	—	—	—
	0.08	—	—	0.08
	—	—	—	—
	0.37	—	—	0.37
	0.08	—	—	0.08

Omkar Goswami	0.05	—	—	0.05
	—	—	—	—
	0.15	—	0.01	0.16
	0.12	—	0.02	0.14
	0.18	0.01	0.01	0.20

Larry Pressler	0.05	—	—	0.05
	—	—	—	—
	0.15	—	—	0.15
	0.12	—	—	0.12
	0.16	—	0.01	0.17

Rama Bijapurkar	0.05	—	—	0.05
	—	0.01	—	0.01
	0.14	0.01	—	0.15
	0.12	0.01	0.01	0.14
	0.19	0.01	0.01	0.21

Claude Smadja	0.05	—	0.03	0.08
	—	—	—	—
	0.15	0.01	0.10	0.26
	0.12	—	0.06	0.18
	0.12	—	0.09	0.21

Sridar A Iyengar	0.05	—	0.02	0.07
	—	—	0.04	0.04
	0.15	—	0.06	0.21
	—	—	0.11	0.11
	0.18	0.01	0.13	0.32

Other Senior Management Personnel
V Balakrishnan,	0.03	0.01	0.13	0.17
Company Secretary	0.03	0.01	0.08	0.12
	0.09	0.03	0.31	0.43
	0.09	0.03	0.17	0.29
	0.12	0.04	0.22	0.38

In addition, the details of the options granted to non-whole time directors and other senior officers during the quarter and nine months ended December 31, 2004 and 2003 and year ended March 31, 2004 are as follows:

Name	Date of Grant	Option plan	Number of options granted	Exercise price (in Rs.)	Expiration of options
Non-Wholetime Directors
Sridar A Iyengar	April 10, 2003	1999	8,000	762.44	April 9, 2013

23.3.6.	Exchange differences

Other income includes exchange differences of Rs. 20.81 and Rs. 13.33 for the quarter and nine months ended December 31, 2004 respectively (for the quarter and nine months ended December 31, 2003, the corresponding amounts were Rs. 20.12 and Rs. 46.68 and for the year ended March 31, 2004, the amount was Rs. 20.02 ).

23.3.7.	Research and development expenditure

	Quarter ended December 31,		Nine months December 31,		Year ended March 31,
	2004	2003	2004	2003	2004
Capital	—	3.52	—	0.73	1.48
Revenue	19.11	0.20	49.23	31.66	43.06

	19.11	3.72	49.23	32.39	44.54

23.3.8.	Unearned revenue

Unearned revenue as at December 31, 2004 amounting to Rs. 114.52 (Rs. 84.32 as at December 31, 2003 and Rs. 63.85 as at March 31, 2004) primarily consists of client billings on fixed-price, fixed-time-frame contracts for which the related costs have not yet been incurred.

23.3.9.	Stock option plans

The company currently has three stock option plans. These are summarized below.

1994 Stock Option Plan (“the 1994 Plan”)

The 1994 plan elapsed in fiscal 2000 and, consequently, no further grants will be made under this plan.

1998 Stock Option Plan (“the 1998 Plan”)

The 1998 Plan was approved by the board of directors in December 1997 and by the shareholders in January 1998. The Government of India approved 5,880,000 ADSs representing 5,880,000 equity shares for issue under the Plan. The options may be issued at an exercise price that is not less than 90% of the fair market value of the underlying equity share on the date of the grant. The 1998 Plan automatically expires in January 2008, unless terminated earlier. All options under the 1998 Plan are exercisable for ADSs representing equity shares. A compensation committee comprising independent members of the board of directors administers the 1998 Plan. All options have been granted at 100% of fair market value.

Number of options granted, exercised and forfeited	Quarter ended December 31,		Nine months December 31,		Year ended March 31,
	2004	2003	2004	2003	2004
Options outstanding, beginning of period/year	37,02,050	48,08,422	38,71,010	50,06,812	50,06,812
Granted during the period/year	—	1,000	—	1,91,800	1,91,800
Exercised during the period/year	(287,879)	(199,748)	(371,647)	(270,068)	(5,17,740)
Forfeited during the period/year	(93,724)	(199,008)	(178,916)	(517,878)	(8,09,862)

Options outstanding, end of period/year	33,20,447	44,10,666	33,20,447	44,10,666	38,71,010

1999 Stock Option Plan (“the 1999 Plan”)

In fiscal 2000, the company instituted the 1999 Plan. The shareholders and the board of directors approved the plan in June 1999, which provides for the issue of 2,64,00,000 equity shares to the employees. The compensation committee administers the 1999 Plan. Options will be issued to employees at an exercise price that is not less than the fair market value.

Number of options granted, exercised and forfeited	Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
	2004	2003	2004	2003	2004
Options outstanding, beginning of period/year	1,65,78,897	2,02,53,360	1,83,62,120	2,02,44,684	2,02,44,684
Granted during the period/year	—	26,400	—	7,71,200	7,71,200
Exercised during the period/year	(1,307,755)	(548,332)	(2,520,433)	(581,588)	(10,74,172)
Forfeited during the period/year	(209,672)	(511,844)	(780,217)	(1,214,712)	(15,79,592)

Options outstanding, end of period/year	1,50,61,470	1,92,19,584	1,50,61,470	1,92,19,584	1,83,62,120

The aggregate options considered for dilution are set out in note 23.3.21

The above options will automatically be adjusted for the bonus shares issued in the same proportion. The respective exercise price will also reduce in the same proportion.

Progeon’s 2002 Plan provides for the grant of stock options to employees of Progeon and was approved by the board of directors and stockholders in June 2002. All options under the 2002 Plan are exercisable for equity shares. The 2002 Plan is administered by a Compensation Committee comprising three members, all of whom are directors of Progeon. The 2002 Plan provides for the issue of 52,50,000 equity shares to employees, at an exercise price, which shall not be less than the Fair Market Value (“FMV”) on the date of grant. Options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the members of the company in general meeting. The options issued under the 2002 Plan vest in periods ranging between one through six years, although accelerated vesting based on performance conditions is provided in certain instances. All options granted have been accounted for as a fixed plan.

The activity in Progeon’s 2002 Plan in the quarter and nine months ended December 31, 2004 and 2003 and year ended March 31, 2004 is set out below

	Quarter ended December 31,		Nine months December 31,		Year ended March 31,
Number of options granted, exercised and forfeited	2004	2003	2004	2003	2004
Outstanding at the beginning of the period/year	31,80,793	24,64,925	31,24,625	18,01,175	18,01,175
Granted during the period/year	54,100	1,49,500	3,25,500	8,13,250	14,01,150
Exercised during the period/year	(1,700)	—	(8,025)	—	0
Forfeited during the period/year	(61,593)	(64,750)	(2,70,500)	(64,750)	(77,700)

Options granted, end of period/year	31,71,600	25,49,675	31,71,600	25,49,675	31,24,625

23.3.10.	Pro forma disclosures relating to the Employee Stock Option Plans (“ESOPs)

The Securities and Exchange Board of India (“SEBI”) issued the Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines in 1999, which is applicable to all stock option schemes established on or after June 19, 1999. In accordance with these guidelines, the excess of the market price of the underlying equity shares as of the date of the grant of the options over the exercise price of the options, including up-front payments, if any, is to be recognized and amortized on a straight-line basis over the vesting period. All options under the 1998 and 1999 stock option plans have been issued at fair market value, hence there are no compensation costs.

The company’s 1994 stock option plan was established prior to the SEBI guidelines on stock options.

Had the stock compensation costs for this stock option plan been determined as per the guidelines issued by SEBI, the company’s reported net profit would have been reduced to the pro forma amounts indicated below.

	Quarter ended December 31,		Nine months December 31,		Year ended March 31,
	2004	2003	2004	2003	2004
Net profit:
- As reported	497.34	328.51	1,333.03	908.40	1,243.63

- Adjusted pro forma	497.34	325.44	1,333.03	895.40	1,230.73

23.3.11.	Income taxes

The provision for taxation includes tax liabilities in India on the company’s global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries.

Most of the company’s and all of Progeon’s operations are conducted through Software Technology Parks (“STPs”). Income from STPs are tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31, 2009.

23.3.12.	Loans and advances

Deposits with financial institutions and a body corporate comprise:

	December 31, 2004	As at December 31, 2003	March 31, 2004
Deposits with financial institutions:
Housing Development Finance Corporation Limited	213.53	207.83	207.85
Life Insurance Corporation of India	49.00	—	—
Deposit with body corporate:
GE Capital Services India Limited	—	94.21	—

	262.53	302.04	207.85

Interest accrued but not due (included above)	1.53	2.23	1.45

Mr. Deepak M. Satwalekar, Director, is also a Director of HDFC Limited. Except as director in this financial institution, he has no direct interest in any transactions.

23.3.13.	Fixed assets

Profit / loss on disposal of fixed assets

	Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
	2004	2003	2004	2003	2004
Profit on disposal of fixed assets	0.01	0.01	0.17	0.02	0.04
Loss on disposal of fixed assets	(0.01)	—	(0.05)	—	(0.45)

Profit/(loss) on disposal of fixed assets, net	—	0.01	0.12	0.02	(0.41)

The company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the company has the option to purchase the properties on expiry of the lease period. The company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as “Land - leasehold” under “Fixed assets” in the financial statements. Additionally, certain land has been purchased for which the company has possession certificate for which sale deeds are yet to be executed as at December 31, 2004.

During the year ended March 31, 2004, management reduced the remaining estimated useful life of the intellectual property in a commercial software application product to three months, effective August 2003 and treasury management product to two months, effective November 2003. The revised estimation represents management’s present evaluation of the expected future commercial benefits from these products. The revision has resulted in an increased charge to the profit-and-loss account of Rs. 20.28 during the year ended March 31, 2004.

23.3.14.	Details of Investments

The following are the particulars of strategic investments made by the Group during the quarter and nine months ended December 31, 2004 and 2003 and year ended March 31,2004.

During the year ended March 31, 2004, the Company invested Rs 0.54 in M-Commerce Ventures Pte. Limited, Singapore (M-Commerce) for 20 ordinary shares of face value Singapore $ (“S$”) 1/- each, fully paid at par and 180 redeemable preference shares of face value S$ 1/- each, fully paid for a premium of S$ 1,110. The company also received Rs 0.61 towards return of premium of S$ 1,110/- each on 216 redeemable preference shares of face value of S$ 1/- each during the year. Accordingly, the aggregate investment in M-Commerce as at March 31, 2004 amounts to Rs 2.04.

During the year ended March 31, 2004, the company received from CiDRA Corporation, USA (CiDRA), an amount of Rs. 6.05 in cash; 72,539 Class A common stock of par value US$ 0.001 each of CiDRA, 2,139 Non-voting redeemable preferred stock of par value US$ 0.01 each of CiDRA, 12,921, Series A preferred stock par value $0.001of CyVera Corporation, USA on a buy back offer. The company also received 12,720 Series A preferred stock par value $0.001 of CyVera Corporation, USA, due to company’s holding in CiDRA.

During the year ended March 31, 2004, Infosys received Rs. 3.22 from Workadia Inc. and Rs. 0.47 from Stratify Inc. towards recovery of the amounts invested. The remainder of the investment was written off during the year ended March 31, 2004.

Details of investments in and disposal of securities during the quarter and nine months ended December 31, 2004 and 2003 and year ended March 31, 2004:-

	Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
	2004	2003	2004	2003	2004
Investment in securities
Long-term investments	—	—	—	—	0.54
Liquid Mutual funds	100.91	165.37	254.95	634.91	981.00

	100.91	165.37	254.95	634.91	981.54

Redemption / Disposal of Investment in securities
Long-term investments					10.21
Liquid Mutual funds	10.23	10.10	143.64	19.51	37.16

	10.23	10.10	143.64	19.51	47.37

Net movement in investment	90.68	155.27	111.31	615.40	934.17

23.3.15.	Proportionate holding of Infosys in its subsidiaries

As of December 31, 2004 Infosys held 99.97% of equity shares in Progeon. The company held the entire equity capital of Progeon as of March 31, 2004 and December 31, 2003. As of December 31, 2004, Infosys also holds the entire equity capital of each of its subsidiaries, other than Progeon, since each subsidiary’s incorporation.

23.3.16.	Unbilled revenue

Unbilled revenue as at December 31, 2004 amounts to Rs. 124.67 (Rs. 93.02 as at December 31, 2003 and Rs. 103.09 as at March 31, 2004) primarily comprises the revenue recognized in relation to efforts incurred on fixed-price, fixed-time-frame contracts until the balance sheet date.

23.3.17.	Segment reporting

The Group’s operations predominantly relate to providing IT services and Business Process Management, delivered to customers globally operating in various industry segments. Accordingly, revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.

The accounting principles consistently used in the preparation of the financial statements are also consistently applied to record income and expenditure in individual segments. These are as set out in the note on significant accounting policies.

Industry segments at the Group are primarily financial services comprising customers providing banking, finance and insurance services; manufacturing companies; companies in the telecommunications and the retail industries; and others such as utilities, transportation and logistics companies.

Income and direct expenses in relation to segments is categorized based on items that are individually identifiable to that segment, while the remainder of the costs are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. The Group believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as “unallocated” and directly charged against total income.

Fixed assets used in the business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made.

Customer relationships are driven based on the location of the respective client. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except, those mentioned above and India.

Geographical revenues are segregated based on the location of the customer who is invoiced or in relation to which the revenue is otherwise recognized.

Industry segments

Quarter ended December 31, 2004 and December 31, 2003

	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	661.08	269.57	340.88	176.21	427.87	1,875.61
	469.96	178.85	193.21	151.98	263.01	1,257.01
Identifiable operating expenses	269.07	115.81	137.64	71.91	169.93	764.36
	196.61	80.49	78.76	57.44	109.64	522.94
Allocated expenses	173.21	67.78	84.32	42.61	125.35	493.27
	121.39	44.59	51.44	37.89	65.67	320.98

Segmental operating income	218.80	85.98	118.92	61.69	132.59	617.98
	151.96	53.77	63.01	56.65	87.70	413.09
Unallocable expenses						73.91
						63.75

Operating income						544.07
						349.34
Other income (expense), net						46.70
						44.17

Net profit before taxes						590.77
						393.51
Income taxes						93.43
						65.00

Net profit after taxes						497.34
						328.51

Nine months ended December 31, 2004 and December 31, 2003

	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	1,793.86	755.13	934.66	516.93	1,141.74	5,142.32
	1,327.09	522.27	530.79	413.70	709.66	3,503.51
Identifiable operating expenses	755.74	328.50	392.49	201.39	469.10	2,147.22
	557.65	228.10	213.04	154.06	292.66	1,445.51
Allocated expenses	471.58	180.46	230.45	122.43	315.64	1,320.56
	352.06	132.54	143.38	104.92	180.06	912.96

Segmental operating income	566.54	246.17	311.72	193.11	357.00	1,674.54
	417.38	161.63	174.37	154.72	236.94	1,145.04
Unallocable expenses						193.35
						172.32

Operating income						1,481.19
						972.72
Other income (expense), net						91.94
						112.68

Net profit before taxes						1,573.13
						1,085.40
Income taxes						240.10
						177.00

Net profit after taxes						1,333.03
						908.40

Year ended March 31, 2004

	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	1,775.02	716.46	805.61	565.87	989.99	4,852.95
Identifiable operating expenses	755.68	311.25	318.46	212.76	418.64	2,016.79
Allocated expenses	464.82	176.67	209.13	142.19	248.77	1,241.58

Segmental operating income	554.52	228.54	278.02	210.92	322.58	1,594.58
Unallocable expenses						237.12

Operating income						1,357.46
Other income (expense), net						113.71

Net profit before taxes						1,471.17
Income taxes						227.54

Net profit after taxes						1,243.63

Geographic segments

Quarter ended December 31, 2004 and December 31, 2003

	North America	Europe	India	Rest of the World	Total
Revenues	1,248.12	413.99	39.64	173.86	1,875.61
	906.97	260.44	7.92	81.68	1,257.01
Identifiable operating expenses	503.23	166.51	11.28	83.34	764.36
	379.71	103.02	2.80	37.41	522.94
Allocated expenses	313.12	101.02	9.27	69.86	493.27
	231.40	67.23	1.97	20.38	320.98

Segmental operating income	431.77	146.46	19.09	20.66	617.98
	295.86	90.19	3.15	23.89	413.09
Unallocable expenses					73.91
					63.75

Operating income					544.07
					349.34
Other income (expense), net					46.70
					44.17

Net profit before taxes					590.77
					393.51
Income taxes					93.43
					65.00

Net profit after taxes					497.34
					328.51

Nine months ended December 31, 2004 and December 31, 2003

	North America	Europe	India	Rest of the World	Total
Revenues	3,377.23	1,125.90	93.64	545.55	5,142.32
	2,575.74	658.48	49.98	219.31	3,503.51
Identifiable operating expenses	1,411.92	453.58	25.54	256.15	2,147.19
	1,081.84	262.25	15.68	85.74	1,445.51
Allocated expenses	829.06	270.34	21.56	205.87	1,326.83
	673.47	171.10	12.73	55.66	912.96

Segmental operating income	1,136.25	401.98	46.54	83.53	1,668.30
	820.43	225.13	21.57	77.91	1,145.04
Unallocable expenses					187.11
					172.32

Operating income					1,481.19
					972.72
Other income (expense), net					91.94
					112.68

Net profit before taxes					1,573.13
					1,085.40
Income taxes					240.10
					177.00

Net profit after taxes					1,333.03
					908.40

Year ended March 31, 2004

	North America	Europe	India	Rest of the World	Total
Revenues	3,459.86	932.57	66.23	394.29	4,852.95
Identifiable operating expenses	1,453.94	376.72	18.23	167.90	2,016.79
Allocated expenses	879.47	235.63	16.41	110.46	1,241.97

Segmental operating income	1,126.45	320.22	31.59	115.93	1,594.19
Unallocable expenses					236.73

Operating income					1,357.46
Other income (expense), net					113.71

Net profit before taxes					1,471.17
Income taxes					227.54

Net profit after taxes					1,243.63

23.3.18.	Dividends remitted in foreign currencies

Infosys does not make any direct remittances of dividends in foreign currency. The company remits the equivalent of the dividends payable to the holders of ADS (“ADS holders”) in Indian Rupees to the depositary bank, which is the registered shareholder on record for all owners of the company’s ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

Particulars of dividends remitted are as follows:-

Particulars	Number of shares to which the dividends relate	Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
		2004	2003	2004	2003	2004
Final dividend for Fiscal 2003	21,60,870	—	—	—	3.13	3.13
Interim dividend for fiscal 2004	51,78,450	—	7.51	—	7.51	7.51
Final and one-time special dividend for Fiscal 2004	52,92,612	—	—	60.87	—	—
Interim dividend for fiscal 2005	,0	—	—	—	—	—

23.3.19.	Cumulative convertible preference shares

Progeon issued 87,50,000 0.0005% cumulative convertible preference shares of par value Rs. 100 each in two equal tranches to Citicorp International Finance Corporation (“Citicorp”), on June 24, 2002 and March 31, 2004 in accordance with the shareholder’s agreement. The total cash consideration received was Rs. 93.80, comprising an amount of Rs. 87.50 and Rs. 6.30, respectively towards preference share capital and share premium.

Unless earlier converted pursuant to an agreement in this behalf between Progeon and Citicorp, all the convertible preference shares shall automatically be converted into equity shares, (i) one year prior to the Initial Public Offering (“IPO”) Date or (ii) June 30, 2005 or (iii) at the holder’s option, immediately upon the occurrence of any Liquidity Event; whichever is earlier. The term “Liquidity Event” includes any decision of the Board of Directors to make an IPO, merger, reconstruction, capital reorganization or other event which, in the sole opinion of the holder of the convertible preference shares, amounts to an alteration in the capital structure of the company. Each preference share is convertible into one equity share, par value Rs. 10 each.

In the event of any liquidation, dissolution or winding up of Progeon, either voluntary or involuntary, each holder of the preference shares will be paid an amount of Rs. 112/- per preference share, as adjusted for stock dividends, combinations, splits, recapitalization and the like, in preference to any distribution of any assets of Progeon to the holders of equity shares.

Upon the completion of the distribution described above, the remaining assets and funds of the company available for distribution to shareholders shall be distributed among all holders of preference shares and equity shares based on the number of equity shares held by each of them (assuming a full conversion of all the preference shares).

23.3.20.	Provisions for investments

The Company evaluates all investments for any diminution in their carrying values that is other than temporary. The company made a provision of Rs. nil and Rs. nil during the quarter and nine months ended December 31, 2004 (Rs. 2.46 and Rs 8.81 during the quarter and nine months ended December 31, 2003 and Rs. 9.24 during the year ended March 31, 2004) on trade investments.

The company provided Rs. (0.39) and Rs. (0.33) during the quarter and nine months ended December 31, 2004 (Rs. (0.17) and Rs. 0.07 during the quarter and nine months ended December 31, 2003 and Rs. 0.43 during the year ended March 31, 2004) on revision of the carrying amount of non-trade current investments to fair value.

23.3.21.	Reconciliation of basic and diluted shares used in computing earnings per share

At the annual general meeting held on June 12, 2004, the shareholders approved the issue of bonus shares in the ratio of three bonus shares for each share. The record date for the bonus issue was July 2, 2004 and the shares were allotted on July 3, 2004. All basic and diluted shares used in determining earnings per share are after considering the effect of bonus issue

	Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
	2004	2003	2004	2003	2004
Number of shares considered as basic weighted average shares outstanding	26,87,73,742	26,55,19,448	26,78,62,078	26,51,76,084	26,54,47,776
Add: Effect of dilutive issues of shares/stock options	83,36,718	49,12,124	59,08,614	25,40,188	33,39,240

Number of shares considered as weighted average shares and potential shares outstanding	27,71,10,460	27,04,31,572	27,37,70,692	26,77,16,272	26,87,87,016

23.3.22.	Cash flow statement

23.3.22.a

The balance of cash and cash equivalents includes Rs. 3.52 as at December 31, 2004 (Rs. 2.12 as at December 31, 2003 and Rs. 1.98 as at March 31, 2004) set aside for payment of dividends. Also, an amount of Rs. nil has been retained in escrow as at December 31, 2004 (Rs. 10.25 as at December 31, 2003 and Rs. 0.04 as at March 31, 2004).

23.3.22.b

During the nine months ended 31, 2004, Infosys issued bonus shares at the ratio of three equity shares for each equity share in India and a stock dividend of two ADSs for each ADS in the USA. The ratio of shares to ADS was also changed from 1:2 to 1:1. Accordingly, the share capital of the company stands increased by Rs. 100.30. The bonus shares were issued by capitalization of general reserves.

23.3.22.c

Deposits with financial institutions and body corporate as at December 31, 2004 include an amount of Rs. 49.00 deposited with Life Insurance Corporation of India to settle employee benefit/ leave obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and is hence not considered Cash and cash equivalents.

AUDITORS’ REPORT TO THE BOARD OF DIRECTORS ON

THE CONSOLIDATED FINANCIAL STATEMENTS OF

INFOSYS TECHNOLOGIES LIMITED AND ITS SUBSIDIARIES

We have audited the attached consolidated balance sheet of Infosys Technologies Limited (the Company) and its subsidiaries (collectively called ‘the Infosys Group’) as at 31 December 2004, the consolidated profit and loss account and the consolidated cash flow statement for the quarter and nine months ended on that date, annexed thereto. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We report that the consolidated financial statements have been prepared by the Company’s management in accordance with the requirements of Accounting Standard (AS) 21, Consolidated Financial Statements, issued by the Institute of Chartered Accountants of India.

In our opinion and to the best of our information and according to the explanations given to us, the consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

(a)	in the case of the consolidated balance sheet, of the state of affairs of the Infosys Group as at 31 December 2004;

(b)	in the case of the consolidated profit and loss account, of the profit of the Infosys Group for the quarter and nine months ended on that date; and

(c)	in the case of the consolidated cash flow statement, of the cash flows of the Infosys Group for the quarter and nine months ended on that date.

for BSR & Co.

(formerly Bharat S Raut & Co.)

Chartered Accountants

Subramanian Suresh

Partner

Membership No. 83673

Bangalore

12 January 2005